SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 3

to

Schedule 13E-3

FIRST SOUTHERN BANCSHARES, INC.

(Name of the Issuer)

First Southern Bancshares, Inc.

First Southern Merger Corp.

James E. Bishop

Robert Walker

J. Acker Rogers

Steve McKinney

B. Jack Johnson

S. Greg Beadle

Roderick V. Schlosser

Dennis W. Morgan

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

33645B107

(CUSIP Number of Class of Securities)

B. Jack Johnson

President and Chief Executive Officer

First Southern Bancshares, Inc.

102 South Court Street

Florence, Alabama 35630

(256) 764-7131

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Victor L. Cangelosi, Esq.

Edward G. Olifer, Esq.

Muldoon Murphy Faucette & Aguggia LLP

5101 Wisconsin Ave., N.W.

Washington, D.C. 20016

(202) 362-0840

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee
$498,000	$249.00(1)

(*)	Based upon maximum proposed number of shares to be cashed out in the merger of 332,000 shares of common stock at $1.50 per share.

(1)	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$249.00

Form or Registration No.:	Schedule 14A

Filing Party:	First Southern Bancshares, Inc.

Date Filed:	October 4, 2004, as amended on November 12, 2004 and November 24, 2004

INTRODUCTION

This Rule 13e-3 Transaction Statement (the “Statement”) on Schedule 13E-3, as amended (the “Schedule 13E-3”) is being filed by First Southern Bancshares, Inc., a Delaware corporation (“First Southern” or the “Company”), First Southern Merger Corp. (the “Merger Corp.”), a Delaware corporation and the Company’s wholly-owned subsidiary, and James E. Bishop, Robert Walker, J. Acker Rogers, Steve McKinney, B. Jack Johnson, S. Greg Beadle, Roderick V. Schlosser and Dennis W. Morgan (collectively, the “Individuals”), who are the directors and executive officers of both the Company and Merger Corp., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of September 10, 2004 (the “Merger Agreement”), by and between the Company and the Merger Corp. A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by the Company contemporaneously herewith (as amended and including all annexes thereto, the “Proxy Statement”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Special Meeting of Stockholders of the Company at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET REGARDING THE GOING PRIVATE MERGER” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a).	The name of the subject company is First Southern Bancshares, Inc. The address of the principal executive offices of the Company is 102 South Court Street, Florence, Alabama 35630. The Company is a registered bank holding company. The information set forth in the Proxy Statement under “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT — The Parties” is incorporated herein by reference.

(b).	The information set forth in the Proxy Statement under “NOTICE OF SPECIAL MEETING OF STOCKHOLDERS” and “INTRODUCTION-Voting of Shares” is incorporated herein by reference.

(c)-(d).	The information set forth in the Proxy Statement under “SUMMARY FINANCIAL INFORMATION-Per Share Market Price” is incorporated herein by reference.

(e).	Not applicable.

(f).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER - Recommendation of the Board of Directors: Fairness of the Going Private Merger Proposal”, and “DIRECTORS AND EXECUTIVE OFFICERS OF FIRST SOUTHERN AND MERGER CORP.” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(b).	The information set forth in the Proxy Statement under “NOTICE OF SPECIAL MEETING OF STOCKHOLDERS;” “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT The Parties” and “DIRECTORS AND EXECUTIVE OFFICERS OF FIRST SOUTHERN AND MERGER CORP.” is incorporated herein by reference.

(c).	The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “DIRECTORS AND EXECUTIVE OFFICERS OF FIRST SOUTHERN AND MERGER CORP.” is incorporated herein by reference.

Directors and Executive Officers of First Southern and Merger Corp.:

Name	Title	Age	Principal Occupation During the Past Five Years	First Year Appointed Director and/or Officer
James E. Bishop	Director	55	Owner and president of an automobile and truck dealership.	1991

Robert Walker	Director	60	A shareholder of the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.	2001

J. Acker Rogers	Chairman of the Board, Director	57	Owner and president of a general insurance agency. He served as Acting President and Chief Executive Officer for the Company and its wholly-owned subsidiary First Southern Bank in 2001.	1991

Steve McKinney	Director	48	President of a fastener distribution company.	1998

B. Jack Johnson	Chief Executive Officer, President and a Director	52

Prior to his election as President

and Chief Executive Officer of the Company and the Bank on April 2,

2002, Mr. Johnson was Executive

Vice President and Senior Credit

Officer of the Bank since May

2001. Prior to that, Mr. Johnson

had been a Vice President of

SunTrust Bank since 1995.

				2002 as a director, 2001 as an officer

S. Greg Beadle	Director	53	President of an electric supply company.	1998

Roderick V. Schlosser	Executive Vice President and Chief Financial Officer	48	Mr. Schlosser is a certified public accountant. Mr. Schlosser worked for Martin Industries in Florence, Alabama from 1992 to 2001 and was promoted to Chief Financial Officer during his tenure. Mr. Schlosser served in a consulting capacity as Chief Financial Officer of Heritage Bank in Decatur, Alabama from 2001 to 2002.	2002

Name	Title	Age	Principal Occupation During the Past Five Years	First Year Appointed Director and/or Officer
Dennis W. Morgan	Executive Vice President and Senior Lending Officer	46	Mr. Morgan has served in various commercial banking positions over the past 21 years with the local division of SunTrust Bank, the successor to First National Bank of Florence. Most recently, Mr. Morgan served as a Senior Vice President of SunTrust since 1996.	2002

During the last five years, neither the Company nor Merger Corp. nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(d).	Not applicable.

ITEM 4.	TERMS OF THE TRANSACTION.

(a).	The information set forth in the Proxy Statement under “SUMMARY TERM SHEET REGARDING THE GOING PRIVATE MERGER;” “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—The Effects of the Going Private Merger;” “—Certain U.S. Federal Income Tax Consequences of the Going Private Merger;” “—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” “—Source and Amount of Funds for the Going Private Transaction;” “Merger Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’, Determination of Fairness of the Going Private Merger Proposal;” “—Conduct of First Southern’s Business after the Going Private Merger;” “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT- Summary;” “—Reasons for the Going Private Merger;” “—Effect of the Going Private Merger Proposal on First Southern Stockholders;” “—Effect of the Going Private Merger Proposal on First Southern;” “—Exchange and Payment Procedures;” “—Appraisal Rights;” and “—The Merger Agreement” is incorporated herein by reference.

(b).	Not applicable.

(c).

The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “—The Effects of the Going Private Merger;” “—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” “Source and Amount of Funds for the Going Private Transaction;” “Merger Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’,

Determination of Fairness of the Going Private Merger Proposal;” “—Conduct of First Southern’s Business after the Going Private Merger;” “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT-Summary;” “—Reasons for the Going Private Merger;” “—Effect of the Going Private Merger Proposal on First Southern Stockholders;” “—Effect of the Going Private Merger Proposal on First Southern;” and “—The Merger Agreement” is incorporated herein by reference.

(d).	The information set forth in the Proxy Statement under “PROPOSAL ONE- APPROVAL OF THE MERGER AGREEMENT—Appraisal Rights” is incorporated herein by reference.

(e).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal” is incorporated herein by reference.

(f).	Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a).	Not applicable.

(b)-(d).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal” is incorporated herein by reference.

(e).	The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “INTENDED COMMON STOCK PURCHASES IN PRIVATE PLACEMENT OFFERING BY DIRECTORS AND EXECUTIVE OFFICERS OF FIRST SOUTHERN” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT-Reasons for the Going Private Merger;” and “—Effect of the Going Private Merger Proposal on First Southern” is incorporated herein by reference.

(b).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Conduct of First Southern’s Business after the Going Private Merger” is incorporated herein by reference.

(c).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Conduct of First Southern’s Business after the Going Private Merger” is incorporated herein by reference.

(d).	Not applicable.

ITEM 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—The Effects of the Going Private Merger;” “Merger Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’, Determination of Fairness of the Going Private Merger Proposal;” “— Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” “—Conduct of First Southern’s Business after the Going Private Merger;” “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT-Summary;” and “— Reasons for the Going Private Merger” is incorporated herein by reference.

(b).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER —Background of the Going Private Merger Proposal;” “—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” and “Merger Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’, Determination of Fairness of the Going Private Merger Proposal;” is incorporated herein by reference.

(c).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;”“—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—The Effects of the Going Private Merger;” “—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” “Merger Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’, Determination of Fairness of the Going Private Merger Proposal;” “—Conduct of First Southern’s Business after the Going Private Merger;” “PROPOSAL ONE- APPROVAL OF THE MERGER AGREEMENT- Summary;” and “—Reasons for the Going Private Merger” is incorporated herein by reference.

(d).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—The Effects of the Going Private Merger;” “—Pro Forma Consolidated Financial Statements;” “—Certain U.S. Federal Income Tax Consequences of the Going Private Merger;” “—Conduct of First Southern’s Business after the Going Private Merger;” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;” “PROPOSAL ONE- APPROVAL OF THE MERGER AGREEMENT-Summary;” “—Reasons for the Going Private Merger;” “—Effect of the Going Private Merger Proposal on First Southern Stockholders;” “—Effect of the Going Private Merger Proposal on First Southern;” “—Interest of Officers and Directors in the Going Private Merger;” “—Fees and Expenses for the Going Private Merger;” and “—The Merger Agreement” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)-(d).

The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “—Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” and “Merger

Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’, Determination of Fairness of the Going Private Merger Proposal;” is incorporated herein by reference.

(e).	Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Background of the Going Private Merger Proposal;” “— Mercer Capital’s Analysis of Unsolicited Indication of Interest;” “—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal;” “Merger Corp.’s, and First Southern’s and Merger Corp.’s Directors’ and Executive Officers’, Determination of Fairness of the Going Private Merger Proposal;” and “-Valuation and Opinions of Financial Advisor Regarding the Going Private Merger” is incorporated herein by reference.

(c).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Valuation and Opinions of Financial Advisor Regarding the Going Private Merger” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER— The Effects of the Going Private Merger;” and “INTENDED COMMON STOCK PURCHASES IN PRIVATE PLACEMENT OFFERING BY DIRECTORS AND EXECUTIVE OFFICERS OF FIRST SOUTHERN” is incorporated herein by reference.

(c).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER-Pro Forma Financial Statement” and “PROPOSAL ONE - APPROVAL OF THE MERGER AGREEMENT— Fees and Expenses” is incorporated herein by reference.

(d).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—The Effects of the Going Private Merger;” is incorporated herein by reference.

ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a).	The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “INTENDED COMMON STOCK PURCHASES IN PRIVATE PLACEMENT OFFERING BY DIRECTORS AND EXECUTIVE OFFICER OF FIRST SOUTHERN” is incorporated herein by reference.

(b).	The information set forth in the Proxy Statement under “DIRECTORS AND EXECUTIVE OFFICERS OF FIRST SOUTHERN AND MERGER CORP.” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)-(e).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a).	The Consolidated Financial Statements, and the notes thereto, of First Southern as of and for its fiscal year ended December 31, 2003, set forth in Exhibit 99.1 to First Southern’s Form 10-KSB for the year ended December 31, 2003 filed with the SEC on March 28, 2004, are incorporated herein by reference. The unaudited balance sheet, comparative year to date income statement and earnings per share data, statement of cash flow and comprehensive income included in First Southern Form 10-QSB for the period ended September 30, 2004, filed with the SEC on November 15, 2004 are incorporated herein by reference. The information in the Proxy Statement under “SUMMARY FINANCIAL INFORMATION —Consolidated Ratios of Earnings to Fixed Charges” is incorporated herein by reference.

(b).	The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATED TO THE GOING PRIVATE MERGER—Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b).	The information set forth in the Proxy Statement under “INTRODUCTION—General” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a	)(1).	Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on December 17, 2004.

(c	)(1).	Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(c	)(2).	Valuation Report of Alex Sheshunoff & Co., dated April 5, 2004.(1)

(c	)(3).	Valuation Report of Alex Sheshunoff & Co., dated April 19, 2004.(1)

(c	)(4).	Presentation of Mercer Capital Management, Inc., dated August 16, 2004, to the Company’s Board of Directors.(2)

(1)	Previously filed.

(2)	Supporting schedules are being filed in paper format pursuant to Rule 202 of Regulation S-T.

(d)(1).	Agreement and Plan of Merger dated as of September 10, 2004, by and between the Company and First Southern Merger Corp. (included as Annex A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(f)(1).	Section 262 of the Delaware General Corporation Law (included as Annex C to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004	FIRST SOUTHERN BANCSHARES, INC.

	By:	/s/ B. Jack Johnson
B. Jack Johnson
President and Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004	FIRST SOUTHERN MERGER CORP.

	By:	/s/ B. Jack Johnson
B. Jack Johnson
President and Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ B. Jack Johnson
B. Jack Johnson

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ James E. Bishop
James E. Bishop

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ Robert Walker
Robert Walker

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ J. Acker Rogers
J. Acker Rogers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ Steve McKinney
Steve McKinney

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ Dennis W. Morgan
Dennis W. Morgan

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ S. Greg Beadle
S. Greg Beadle

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 17, 2004

/s/ Roderick V. Schlosser
Roderick V. Schlosser

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1).	Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Commission on October 4, 2004 and amended on December 17, 2004.*

(c)(1).	Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(c)(2).	Valuation Report of Alex Sheshunoff & Co., dated April 5, 2004.(1)

(c)(3).	Valuation Report of Alex Sheshunoff & Co., dated April 19, 2004.(1)

(c)(4).	Presentation of Mercer Capital Management, Inc., dated August 16, 2004, to the Company’s Board of Directors.(2)

(d)(1).	Agreement and Plan of Merger dated as of September 10, 2004 by and between the Company and First Southern Merger Corp. (included as Annex A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(f)(1).	Section 262 of the Delaware General Corporation Law (included as Annex C to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3). *

*	Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the Commission on December 17, 2004.

(1)	Previously filed.

(2)	Supporting schedules are being filed in paper format pursuant to Rule 202 of Regulation S-T.

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